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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69193

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAC STRATEGIC ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 HUNTINGTON QUADRANGLE, SUITE 2C04
(No. and Street)

MELVILLE (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD B. SOBEL (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

10 MELVILLE PARK ROAD (Address) MELVILLE (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/25/14

OATH OR AFFIRMATION

I, RICHARD B. SOBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAC STRATEGIC ADVISORS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finop

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAC STRATEGIC ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
(A Wholly Owned Subsidiary of Great American Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

GAC STRATEGIC ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
(A Wholly Owned Subsidiary Great American Group, LLC)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
GAC Strategic Advisors, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of GAC Strategic Advisors, LLC (a Development Stage Company) (the "Company") (a wholly owned subsidiary of Great American Group, LLC), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ Phone 631.414.4000 ▪ Fax 631.414.4001 ▪ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GAC Strategic Advisors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 25, 2014

GAC STRATEGIC ADVISORS, LLC

(A Development Stage Company)
(A Wholly Owned Subsidiary of Great American Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$ 518,237	
Prepaid expenses	6,233	
Total Assets		$ 524,470
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 15,575	
Due to Parent	26,423	
Total Liabilities		$ 41,998
Member's Equity		482,472
Total Liabilities and Member's Equity		$ 524,470

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

GAC Strategic Advisors, LLC (the "Company"), a wholly owned subsidiary of Great American Group LLC (the "Parent"), was organized as a Delaware limited liability company on October 24, 2012.

The Company's registration as broker-dealer with the Securities and Exchange Commission (the "SEC") became effective September 23, 2013. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company plans to engage in corporate finance advisory services and private placements.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

CASH

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of a limited liability company are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in this financial statement.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in this financial statement. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2013, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing.

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Deferred taxes were insignificant at December 31, 2013.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are parties to an Administrative Services Agreement (the "Agreement") whereby the Parent provides various administrative functions to the Company. The costs for these services are allocated to the Company based on the percentage utilization of the applicable service. Allocated expenses include rent, utilities, insurance, professional fees, employee compensation, and other costs as defined in the Agreement. The amount due to the Parent at December 31, 2013, was $26,423.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $476,239, which was $470,989 in excess of its required net capital of $5,250. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 at December 31, 2013.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through the date this financial statement was available to be issued.